UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

theglobe.com, inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

88335R101
(CUSIP Number)

Fairwood Peninsula Energy Corporation

5949 Sherry Lane, Suite 950

Dallas, TX 75225

(214) 369-5695

with copies to:

Bruce Rosetto, Esq.

Greenberg Traurig, P.A.

5100 Town Center, Suite 400

Boca Raton, FL 33486

(561) 955-7625

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88335R101

Page 2 of 5 Pages

1 NAME OF REPORTING PERSONS Fairwood Peninsula Energy Corporation
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3 SEC USE ONLY
4 SOURCE OF FUNDS (see instructions) WC
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 312,825,952
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 312,825,952
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 312,825,952
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.9%
14 TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 88335R101

Page 3 of 5 Pages

1 NAME OF REPORTING PERSONS Delfin Midstream LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3 SEC USE ONLY
4 SOURCE OF FUNDS (see instructions) WC
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 312,825,952
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 312,825,952
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 312,825,952
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.9%
14 TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 88335R101

Page 4 of 5 Pages

EXPLANATORY NOTE

This statement amends and restates the Schedule 13D originally filed on January 10, 2018 to correct certain information included in the Item below. The Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. All items not supplemented in this Amendment remain unchanged from the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background

(a)-(c), (f)

This Schedule 13D is being filed on behalf of Fairwood Peninsula Energy Corporation, a Delaware corporation (“Fairwood”), and Delfin Midstream LLC, a Delaware limited liability company and subsidiary of Fairwood (“Delfin Midstream”, and together with Fairwood, the “Reporting Persons”). The principal business of each of Fairwood and Delfin Midstream is the development and operation of oil and gas assets. The address of the principal office for each Reporting Person is 5949 Sherry Lane, Suite 950, Dallas, TX 75225.

Fairwood Welbeck Natural Resources Pte. Ltd. (“FWNR”) owns approximately 28% of the equity interests of Fairwood and may be deemed to control Fairwood.  The address of the principal office for FWNR is c/o Toombs Hall & Foster, LLP, 5949 Sherry Lane, Suite 950, Dallas, TX 75225.

Talisman Global Capital Master, L.P. (“Talisman”) and its affiliated entities owns approximately 29% of the equity interests of Fairwood and may be deemed to control Fairwood.  Talisman is affiliated with two of Fairwood’s directors. The address of the principal office for Talisman is 221 Royal Palm Way, 2nd Floor, Palm Beach, FL 33480.

To the best knowledge of the Reporting Persons, the name, residence or business address, present principal occupation, and citizenship of each of the directors and executive officers of the Reporting Persons are set forth on Schedule A and incorporated herein by reference.

(d)-(e)

During the last five years, neither of the Reporting Persons (nor to the knowledge of the Reporting Persons, any of the persons listed on Schedule A) (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2018

Fairwood Peninsula Energy Corporation

	By:	/s/ Frederick Jones
	Name:	Frederick Jones
	Title:	Chief Executive Officer

Delfin Midstream LLC

	By:	/s/ Frederick Jones
	Name:	Frederick Jones
	Title:	Chief Executive Officer

SCHEDULE A

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

The following is a list of the executive officers and directors of each Reporting Person setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person.  Capitalized terms used but not otherwise defined in this Schedule A have the meaning ascribed to them in the Schedule 13D to which this Schedule A is attached. Unless otherwise indicated below, the principal business address for each of the individuals listed below is c/o Fairwood Peninsula Energy Corporation, 5949 Sherry Lane, Suite 950, Dallas, TX 75225.

Fairwood Peninsula Energy Corporation (“Fairwood”)

Board of Directors

Name	Principal Occupation or Employment	Principal Business Address	Citizenship
Frederick Jones	Chief Executive Officer, Fairwood		New Zealand
Peter Gill	Investor		United States
Jason Kalisman	Chief Executive Officer, Talisman	221 Royal Palm Way, 2nd Floor, Palm Beach, FL 33480	United States
Kevin McNiel	Managing Director of Research, Talisman	510 Madison Avenue, 7th Floor, New York, NY 10022	United States
Fabricio Mitre	Investor		Brazil
Jeffrey Cardinal	Director of New Business Development, Enbridge Energy		Canada
Matthew Weil	Chief Financial Officer, Delfin Midstream		United States

Executive Officers

Name	Position	Principal Occupation or Employment	Citizenship
Frederick Jones	Chief Executive Officer	Chief Executive Officer	New Zealand

Delfin Midstream LLC (“Delfin Midstream”)

Executive Officers

Name	Position	Principal Occupation or Employment	Citizenship
Frederick Jones	Chief Executive Officer	Chief Executive Officer, Fairwood	New Zealand
William R. Nichols	President	CEO, CFO and Director of the Issuer	United States
Matthew Weil	Chief Financial Officer	Chief Financial Officer, Delfin	United States